

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

<u>Via Fax & U.S. Mail</u>

Mr. C. Larry Pope
President and Chief Executive Officer
Smithfield Foods Inc.
200 Commerce Street
Smithfield, VA 23430

   Re: Smithfield Foods Inc.
      Form 10-K for the year ended May 2, 2010
      Filed June 18, 2010
      File No. 1-15321

Dear Mr. Pope:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 4. Impairment of Long-Lived Assets
Hog Farms, page 73

1. We note from the disclosures included in Note 4 that during fiscal 2008, 2009 and 2010, the Company decided to reduce the size of its US sow herd which was accomplished by ceasing certain hog production operations and closing certain to the Company's hog farms. We also note that during the first quarter of fiscal 2010, the Company began marketing certain other hog farms and as a result of these decisions, the Company recorded total impairment charges of $34.1 million in the first quarter of fiscal 2010 to write-down the hog farms to their estimated fair values. We further note that these hog farm assets, which consist primarily of property, plant and equipment with carrying values of $27.9 million at May 2, 2010 have been classified as held and used at this date. Given that you have ceased operations at certain of these facilities and are marketing certain of the facilities for sale, please explain in further detail why you have classified these properties as held for use at May 2, 2010 rather than as assets held for sale. As part of your response and your revised disclosures in future filings, please explain why these properties have not been classified as held for sale pursuant to the guidance in ASC 360-10-45-9. Also, please tell us and revise the notes to your financial statements in future filings to explain how you determined the estimated fair values of the hog farm operations for which the $34.1 million of impairment charges were required. As part of your response, please also explain how you determined the amount of goodwill that was allocated to these operations for purposes of determining the amount of the impairment charge recognized. Refer to the disclosure requirements outlined in ASC 360-10-50-2.

Note 8. Investments
CFG

2. We note from the disclosure included in Note 8 that in June 2008, the Company sold Groupe Smithfield to Campofrio in exchange for shares of Campofrio's common stock. We also note that the Company recognized a pre-tax gain of $56.0 million in the third quarter of fiscal 2009 in connection with the sale of Groupe Smithfield. Please tell us and revise the notes to your financial statements in future filings to explain how the Company valued the shares of Campofrio that were received in connection with the sale of the Company's interest in Groupe Smithfield for purposes of calculating the gain recognized on the sale. Also, please supplementally provide us with your computation of the gain recognized on this sale. We may have further comment upon review of your response.

Note 18. Regulation and Contingencies, page 100

3. We note your disclosures regarding litigation for which you indicate that you believe you have good defenses against the actions described in this section such as the Missouri litigation and that you intend to defend vigorously against these suits. We also note that you have established reserves for expenditures associated with this litigation at the time you acquired PSF and although you are continuing vigorous defense of these claims,

additional nuisance claims may arise in the future or the reserves for this litigation may have to be substantially increased. Please note that in accordance with ASC 450-20-50-3, if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your understanding of this matter and confirm that you will revise your disclosures in future filings to comply with the requirements of ASC 450-20-50-4.

Note 21. Quarterly Results of Operations, page 106

4. We note from the disclosures in MD&A and the notes to the Company's financial statements that during the quarterly periods presented, the Company recognized material impairment charges, restructuring charges and gains from the dispositions of business operations. In future filings, please revise the disclosures included in Note 21 to explain the nature of any material unusual items that impacted your quarterly results of operations for the periods presented. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Form 10-Q for the period ended October 31, 2010
Note 3. Disposition

5. We note the disclosure included in Note 3 indicating that in September 2010, the Company was notified of its joint venture partner's decision to purchase the Company's 49% interest in Butterball and the companies related turkey production assets. We also note that in December 2010, the Company completed the sale of these assets for $167 million. Please tell us and revise future filings to disclose the amount of any gain or loss recognized in connection with the sale of these assets and explain how it was calculated or determined. Also, to the extent that the Company received any non-cash consideration in connection with the sale of these assets, please explain how the fair value of this non-cash consideration was determined.

Note 8. Investments

6. We note from the disclosure included in Note 8 to the Company's Annual Report on Form 10-K that as of May 2, 2010, the carrying value of the Company's investment in CFG exceeds the market value of the underlying securities of CFG by $76.4 million. We also note from the disclosure in Note 8 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2010 that as of this date, the carrying value of the Company's investment in CFG continues to exceed the market value of the underlying securities by $42.3 million. We further note from the Company's disclosures at each of these dates that the Company analyzed the investment for impairment at each of these

dates and determined that the fair value of the Company's investment exceeded the carrying value. Given that the carrying value of the Company's investment in CFG has exceeded the market value of the underlying securities of CFG for a substantial period of time, please explain in detail how the Company evaluated the carrying value of its investment in CFG for an other than temporary decline in value of the investment pursuant to ASC 323-10-35-32.

Other

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Robert W. Manly
(757) 365-3025